Exhibit 1

Oi S.A. – In Judicial Reorganization

CNPJ/MF No. 76.535.764/0001-43

NIRE 3330029520-8

Publicly held Company

CALL NOTICE FOR THE

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Postponement of the Extraordinary General Shareholders’ Meeting to September 17

The President of the Board of Directors of Oi S.A- In Judicial Reorganization (“Company”) hereby announces the postponement of the date of the Extraordinary General Shareholders’ Meeting that was to be held on September 3, 2018, at 11 a.m., at the Company’s headquarters, in accordance with the call notice published in the Official Gazette in the editions published on August 2, 3, and 6, 2018, and the Valor Econômico newspaper in the editions published on August 2, 3, 4, 5 and 6, 2018, so that the Extraordinary General Meeting may be held on September 17, 2018, at 11 a.m., at the Company’s headquarters.

Therefore, the Company’s Shareholders are invited to assemble at an Extraordinary General Shareholders’ Meeting, to be held on September 17, 2018, at 11 a.m., at the Company’s headquarters at Rua do Lavradio No. 71, Centro, in the City of Rio de Janeiro, RJ, with the objective of deliberating on the following matters:

(1)   To ratify the election of the Consensual Sheet indicated by the Company's management for the composition of the New Board of Directors, pursuant to Clause 9.3 and subclauses of the Company’s Judicial Reorganization Plan; (1.1) Election of one of the members of the Consensual Board to hold the position of Chairman of the Board of Directors, in accordance with Article 24 of the Bylaws.

(2)   To approve the amendment to Article 5 of the Bylaws, in view of the partial approval of the Capital Increase - Capitalization of Credits, pursuant to Clause 4.3.3.5 of the Company’s Judicial Reorganization Plan, by the Board of Directors on July 20, 2018;

(3)   To approve the proposed amendment to the Company’s authorized capital limit, with the consequent alteration of Article 6 of the Bylaws;

(4)   To approve the proposed amendment to the new Article in the Section “ Final and Transitory Provisions” of the Bylaws in order to adapt the Bylaws to the provisions of the Company’s Judicial Reorganization Plan with respect to the composition of the New Board of Directors; and

(5)   To approve the broad reform of the Bylaws, as amended by the Management Proposal, among which the following should be highlighted: (a) the termination of the positions of alternate members of the Board of Directors; (b) the adjustment of certain rules for the election of the Chairman and the Vice-Chairman of the Board of Directors; (c) the adjustment of certain rules of disability or temporary absence of the Chairman of the Board of Directors; (d) the adjustment of certain powers of the Board of Directors; (e) the adjustment of the rules regarding the creation of Advisory Committees by the Board of Directors; and (f) the adjustment of the rules related to the transfer of control of the Company, cancellation of the company’s registration as a publicly-held company and the removal from the special listing segments of B3.

General Instructions:

1. The documentation and information relating to matters that are going to be deliberated at the Meeting are available at the Company’s headquarters, in the Shareholders’ Participation Manual, on the Company’s Investors Relations page (www.oi.com.br/ri), as well as on the website of the Brazilian Securities Commission (www.cvm.gov.br) pursuant to CVM Instruction 481/09, and at B3 (http://www.bmfbovespa.com.br/), with the purpose of examination by the Shareholders. Additional information regarding the postponement of the Meeting is also described in a Notice to the Market disclosed by the Company on this date.

2. The Shareholder who wishes to personally attend the Meeting or to be represented by an attorney-in-fact, is requested to deposit the following documents at Rua Humberto de Campos No. 425, 5th Floor, Leblon, in the City of Rio de Janeiro- RJ, from 9 a.m to 12 p.m. or from 2 p.m. to 6 p.m., within a period of up to two (2) business days prior to the Meeting, under the care of the Corporate and M&A Management: (i) In the case of a Legal Entity: certified copies of the Articles of Incorporation or Bylaws or Articles of Association, minutes of the election of the Board of Directors (when applicable) and of the election of the Board of Directors that contains the election of the legal representative(s) present at the Meeting; (ii) In the case of an Individual Taxpayer Person: certified copies of the Shareholder’s Identification Document and the Individual Taxpayer Registration Number (CPF); and (iii) In the case of an Investment Fund: certified copies of the Fund’s Bylaws and Instruments of Incorporation or the Fund’s manager Bylaws or Articles of Association, as well as the minutes of the election of the legal representative(s) present at the Meeting. In addition to this, the documents indicated in (i), (ii) and (iii) are also required, as the case may be, when the Shareholder is represented by an attorney-in-fact, he or she shall forward with such documents the respective mandate, and with special powers and recognized signatures, as well as certified copies of the Attorney-in-fact’s Identification Document and Individual Taxpayer Registration Number (CPF). The measure is intended to grant speed to the Shareholders present at the Meeting. The holders of preferred shares shall on have the right to vote in all matters subject to deliberation and included in the Agenda of the Extraordinary General Shareholders Meeting convened, pursuant to paragraph 3 of article 13 of the Company’s Bylaws and paragraph 1 of article 111 of Law 6,404 / 76, and shall vote jointly with the common shares.

3. The Shareholders participating in the Fungible Custody of Registered Shares of the Stock Exchange who wish to participate in the Meeting must submit statement issued up to two (2) business days prior to its realization, containing a respective equity interest, provided by the custodian body.

4. Finally, in order to facilitate and encourage the participation of its shareholders in the Extraordinary General Shareholders Meeting and, in accordance with the rules of the Brazilian Securities and Exchange Commission (“CVM”), in particular CVM Instruction 481/09, amended by CVM Instructions 561/15 and 570/15, the Company will allow the participation and exercise of remote voting, allowing its shareholders to send, through their respective custody agents or directly to the Company, a Distance Voting Bulletin, which is provided by the Company on its Investor Relations website, as well as on the website of the CVM and B3, together with the other documents that are to be discussed at the Extraordinary General Shareholders Meeting, subject to the guidelines contained in the Distance Voting Bulletin.

Rio de Janeiro, August 16, 2018.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors